UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ______________________
Commission File Number 001-34582
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Northwest Retirement Savings Plan
100 Liberty Street
Warren, Pennsylvania 16365
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Northwest Bancshares, Inc.
100 Liberty Street
Warren, Pennsylvania 16365

SIGNATURES
EX-23
EX-99

FINANCIAL STATEMENTS AND EXHIBITS
The following financial statements and exhibits are filed as part of this annual report:

Exhibit 23	Consent of Independent Registered Public Accounting Firm.

Exhibit 99	Financial Statements as of and for the years ended December 31, 2009 and 2008 and Supplemental Schedule as of December 31, 2009 for the Northwest Retirement Savings Plan.
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHWEST RETIREMENT SAVINGS PLAN
Date: June 29, 2010	By:	/s/ Julia W. McTavish
Julia W. McTavish
Senior Vice President, Plan Administrator